Exhibit 12.1

COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

	Fiscal Year ended	Fiscal Year ended	Fiscal Year ended	Fiscal Year ended	Fiscal Year ended
	December 25, 2016	December 27, 2015	December 28, 2014	December 29, 2013	December 30, 2012

Fixed charges as defined:
Interest expense	$139,243	$88,513	$96,174	$132,354	$198,484
One-third of non-cancelable lease rent	6,604	5,101	4,699	4,317	4,620

Total fixed charges (A)	$145,847	$93,614	$100,873	$136,671	$203,104

Eanings as defined:
Earnings before income taxes	$340,547	$336,387	$416,218	$160,824	$85,220
Add fixed charges	145,847	93,614	100,873	136,671	203,104

Earnings and fixed charges (B)	$486,394	$430,001	$517,091	$297,495	$288,324

Ratio of earnings to fixed charges: (B/A)	3.33x	4.59x	5.13x	2.18x	1.42x